SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

LM FUNDING AMERICA, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
502074305
(CUSIP Number)
Bruce Howard User-Friendly Phone Book, LLC Chief Executive Officer 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	with copies to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502074305

1.	Names of reporting persons User-Friendly Phone Book, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	0*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	0*

11.	Aggregate amount beneficially owned by each reporting person	0*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	0.0%*
14.	Type of reporting person (see instructions)	OO

*See Item 5 for additional information.

CUSIP No. 502074305

1.	Names of reporting persons User-Friendly Holding, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	0*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	0*

11.	Aggregate amount beneficially owned by each reporting person	0*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	0.0%*
14.	Type of reporting person (see instructions)	OO

*See Item 5 for additional information.

Explanatory Note

This Amendment No. 3 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on August 24, 2020, as amended by Amendments No. 1, No. 2 and No.3 to such Schedule 13D, each filed with the SEC on August 24, 2020 (collectively, the “prior Schedule 13D” and, as amended hereby, this “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). Except as set forth below, the prior Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the prior Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits. The filing of this Schedule 13D represents the final amendment and constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(e). As of January 8, 2021, the Reporting Persons no longer hold shares of Common Stock of the Issuer. The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 1 to this Schedule 13D.  All such transactions were carried out in open market transactions.

Except as set forth in Exhibit 1 hereto, the Reporting Persons have not effected any transaction in the Common Stock in the last 60 days, nor, to the knowledge of the Reporting Persons, any person named on Schedule I annexed hereto, has effected any transactions in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits.

The following exhibits are incorporated into this Amendment:

Exhibit	Description

1.	Transactions in the Securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2021
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard
	Name:	Bruce Howard
	Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard
	Name:	Bruce Howard
	Title:	Chief Executive Officer